Rule 424(b)(3) Prospectus
SEC File No. 333-181872

Prospectus

ALTONA RESUORCES INC.
Shares of Common Stock
2,000,000 Minimum - 4,000,000 Maximum

We are offering 2,000,000 shares minimum, 4,000,000 shares maximum of our common stock on a best efforts basis at an offering price of $0.05 per share.

We are offering 2,000,000 shares of common stock minimum, 4,000,000 shares of common stock maximum in a direct public offering, without any involvement of underwriters or broker/dealers.  The offering price is $0.05 per share.  In the event that 2,000,000 shares are not sold within 270 days, all money received by us will be promptly, returned to you with interest and without deduction of any kind.  The SEC staff generally defines “promptly” as a period of up to three days.  We will return your funds to you in the form a cashier’s check sent Federal Express on the 271st day.  If at least 2,000,000 shares are sold within 270 days, all money received by us will be retained by us and there will be no refund. Funds will be held in a separate account at RBC, Third Floor, 1025 West Georgia Street, Vancouver, British Columbia, Canada V6E 3N9 and their number is (604) 665-5710.  Sold securities are deemed securities which have been paid for with collected funds prior to expiration of 270 days. Collected funds are deemed funds that have been paid by the drawee bank. The foregoing account is not an escrow, trust or similar account.  It is merely a separate interest bearing savings account under our control where we have segregated your funds. There is no escrow, trust or similar account in which your subscription will be deposited. It will only be deposited in a separate bank account under our name. Only our officers and directors will have access to the account. You will not have the right to withdraw your funds during the offering. You will only receive your funds back if we do not raise the minimum amount of the offering within 270 days. As a result, if we are sued for any reason and a judgment is rendered against us, your subscription could be seized in a garnishment proceeding. If we file a voluntary bankruptcy petition or our creditors file an involuntary bankruptcy petition, our assets will be seized by the bankruptcy trustee, including your subscription, and used to pay our creditors. If that happens, you will lose your investment, even if we fail to raise the minimum amount in this offering.  As a result, you may lose your entire investment notwithstanding the purported minimum offering provisions because the funds are not held in an escrow account and are potentially subject to creditor claims.

Our common stock is presently not traded on any market or securities exchange.  Upon completing our public offering, we intend to seek out an SEC registered broker-dealer to file a Form 211 with the Financial Industry Regulatory Authority (“FINRA”), to act as a market maker for our common stock and post a quotation for our common stock on the OTCBB.  There can be no assurance that a market maker will agree to file the necessary documents with FINRA which operates the OTCBB, nor can there be any assurance that such an application for quotation will be approved.

There are no arrangements to place the funds in an escrow, trust, or similar account.

Our common stock will be sold on our behalf by Hui Deng, one of our officers and directors. Our officers and directors will not receive any commissions or proceeds from the offering for selling shares on our behalf.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our common stock involves risks. See “Risk Factors” starting at page 4.

	Offering Price	Expenses	Proceeds to Us
Per Share – Minimum	$0.05	$0.02	$0.03
Per Share – Maximum	$0.05	$0.01	$0.04
Minimum	$100,000	$40,000	$60,000
Maximum	$200,000	$40,000	$160,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 13, 2012.

SUMMARY OF OUR OFFERING

Our Business

We were incorporated on April 4, 2011. We are an exploration stage corporation. An exploration stage corporation is one engaged in the search for oil and gas.  We intend to explore for oil and gas.

We have no revenues, have a loss since inception, have minimal operations, have been issued a going concern opinion and rely upon the sale of our securities and loans from our officers and directors to fund operations.

Our mailing address is located at 3414 Pino Circle, Las Vegas, Nevada 89121 and our telephone number is (702) 738-8614.  This is the home of Barry Underhill, our president.  We use approximately 100 square feet on a rent free basis.  Our registered statutory office is located at 1000 East William Street, Suite 204, Carson City, Nevada 89701.

We have no current plans, proposals or arrangements, written or otherwise, to abandon our oil and gas exploration program and either enter into a different line of business or to complete a business combination transaction with another company.

The Offering

Following is a brief summary of this offering:

Securities being offered	A minimum of 2,000,000 of common stock and a maximum of 4,000,000 shares of common stock, par value $0.00001.
Offering price per share	$0.05
Offering period	The shares are being offered for a period not to exceed 270 days.
Net proceeds to us	Approximately $60,000, assuming the minimum number of shares are sold. Approximately $160,000, assuming the maximum number of shares are sold.
Use of proceeds	We will use the proceeds to pay for offering expenses, research and exploration.
Number of shares outstanding before the offering	10,000,000
Number of shares outstanding after the offering if all of the shares are sold	14,000,000

Selected Financial Data

The following financial information summarizes the more complete historical financial information at the end of this prospectus.

	As of March 31, 2012	As of December 31, 2011
	(Unaudited)	(Audited)
Balance Sheet
Total Assets	$16,769	$16,772
Total Liabilities	$25,755	$23,955
Stockholders’ Equity (Deficit)	$(8,986)	$(7,183)

	For the Three	For the Period from
	Months Ended	April 4, 2011 (inception)
	March 31, 2012	to December 31, 2011
	(Unaudited)	(Audited)
Income Statement
Revenue	$0	$0
Total Expenses	$1,803	$9,183
Net Loss	$(1,803)	$(9,183)

RISK FACTORS

Please consider the following risk factors before deciding to invest in our common stock. We discuss all material risks in the risk factors.

Risks associated with ALTONA RESOURCES INC.

1.   We do not own any interests in any properties.

We do not own any interests in any oil and gas properties.  We intend to use the proceeds from this public offering to acquire an interest in one oil and gas lease.  There is no assurance, however, that we will ever acquire any interest in any properties.

2. Prices of oil and natural gas are volatile, and a decline in such prices would adversely affect us.

Global economic conditions, political conditions, and energy conservation have created volatile prices for oil and natural gas. Oil and natural gas prices may fluctuate significantly in response to minor changes in supply, demand, market uncertainty, political conditions in oil-producing countries, activities of oil-producing countries to limit production, global economic conditions, weather conditions and other factors that are beyond our control. The prices for domestic oil and natural gas production have varied substantially over time and may in the future decline, which would adversely affect us. Prices for oil and natural gas have been and are likely to remain extremely volatile.

3.  Title to our oil and gas leases could be defective in which case we may not own the interests that we believe we do.

It is customary in the oil and gas industry that upon acquiring an interest in a property, that only a preliminary title investigation be done at that time.  We intend to follow this custom.  If the title to the prospects should prove to be defective, we could lose the costs of acquisition, or incur substantial costs for curative title work.

4.  If we find gas our wells could be shut-in and revenues could be curtailed.

Production from gas wells in many geographic areas of the United States has been curtailed or shut-in for considerable periods of time due to a lack of market demand, and such curtailments may continue for a considerable period of time in the future.  There may be an excess supply of gas in areas where our operations will be conducted.  In such event, it is possible that there will be no market or a very limited market for our gas production.  It is customary in many portions of Oklahoma to shut-in gas wells in the spring and summer when there is not sufficient demand for gas.  This could result in suspension of revenues.

5.  Operating and environmental hazards could have a negative impact on our operations.

Hazards incident to the operation of oil and gas properties, such as accidental leakage of petroleum liquids and other unforeseen conditions, may be encountered by us if we participate in developing a well and, on occasion, substantial liabilities to third parties or governmental entities may be incurred.  We could be subject to liability for pollution and other damages or may lose substantial portions of prospects or producing properties due to hazards which cannot be insured against or which have not been insured against due to prohibitive premium costs or for other reasons.  We currently do not maintain any insurance for environmental damages. Governmental regulations relating to environmental matters could also increase the cost of doing business or require alteration or cessation of operations in certain areas.

6.  Because the probability of an individual prospect ever having oil and gas is extremely remote any funds spent on exploration will probably be lost.

The probability of an individual prospect ever having oil and gas is extremely remote.  In all probability the property does not contain any oil and gas.  As such, any funds spent on exploration will probably be lost which result in a loss of your investment.

7.  Oil and natural gas investments are highly risky, and there is a possibility you will lose all of your investment.

The selection of prospects for oil and natural gas drilling, the drilling, ownership and operation of oil and natural gas wells, and the ownership of non-operating interests in oil and natural gas properties are highly speculative. There is a possibility you will lose all or substantially all of your investment. We cannot predict whether any prospect will produce oil or natural gas or commercial quantities of oil or natural gas, nor can we predict the amount of time it will take to recover any oil or natural gas we do produce. Drilling activities may be unprofitable, not only from non-productive wells, but from wells that do not produce oil or natural gas in sufficient quantities or quality to return a profit. Delays and added expenses may also be caused by poor weather conditions affecting, among other things, the ability to lay pipelines. In addition, ground water, various clays, lack of porosity and permeability may hinder, restrict or even make production impractical or impossible.

8.  Drilling exploratory wells is riskier than drilling developmental wells.

The proceeds from the offering that will be spent on drilling activities used for exploratory wells. Drilling exploratory wells involves greater risks of dry holes than the drilling of developmental wells. Drilling developmental wells generally involves less risk of dry holes, although sometimes developmental acreage is more expensive and subject to greater royalties and other burdens on production. This investment is suitable for you only if you are financially able to withstand a loss of all or substantially all of your investment.

9.  We may be required to pay delay rentals to hold drilling prospects, which may deplete capital.

Oil and natural gas leases generally must be drilled upon by a certain date or additional funds known as delay rentals must be paid to keep the lease in effect. Delay rentals typically must be paid after the first year of entering into a lease if no production or drilling activity has commenced. If delay rentals become due on any property we will have to pay such or lose our lease on the property. These delay rentals could equal or exceed the cost of the property. Further, payment of these delay rentals could seriously deplete our capital available to fund drilling activities when they do commence.

10.  Increases in drilling costs could impact our profitability.

There has been an increase in recent years in the costs associated with the drilling of oil and natural gas wells, though the increase in costs has slowed with the recent volatility in the U.S. and global economy. Specifically, the costs of drilling rigs, steel for pipelines, mud and fuel have risen in recent years and may rise again in the future. Such increases could result in limiting our drilling activity.

11.  Competition, market conditions and government regulation may adversely affect us.

A large number of companies and individuals engage in drilling for oil and natural gas. As a result, there is intense competition for the most desirable prospects. The sale of any oil or natural gas found and produced will be affected by fluctuating market conditions and regulations, including environmental standards, set by state and federal agencies. Governmental regulations may fix rates of production wells, and the prices for oil and natural gas produced from the wells may be limited. From time-to-time, a surplus of oil and natural gas occurs in areas of the United States. The effect of a surplus may be to reduce the price we may receive for our oil or natural gas production, or to reduce the amount of oil or natural gas that we may produce and sell.

12.  Environmental hazards and liabilities may adversely affect us.

There are numerous natural hazards involved in the drilling of oil and natural gas wells, including unexpected or unusual formations, pressures, blowouts involving possible damages to property and third parties, surface damages, bodily injuries, damage to and loss of equipment, reservoir damage and loss of reserves. There are also hazards involved in the transportation of oil and natural gas from our wells to market. Such hazards include pipeline leakage and risks associated with the spilling of oil transported via barge instead of pipeline, both of which could result in liabilities associated with environmental cleanup. Uninsured liabilities would reduce the funds available to us and may result in the loss of properties.

13.  We may incur liability for liens against its subcontractors and incur excess costs as a result.

Although we will try to determine the financial condition of nonaffiliated subcontractors, if subcontractors fail to timely pay for materials and services, the properties could be subject to material men’s and workmen’s liens. In that event, we could incur excess costs in discharging the liens.

14.  The production and producing life of wells is uncertain. Production will decline.

It is not possible to predict the life and production of any well. The actual lives could differ significantly from those anticipated. Sufficient oil or natural gas may not be produced for you to receive a profit or even to recover your initial investment. In addition, production from oil and natural gas wells, if any, will decline over time, and does not indicate any consistent level of future production. This production decline may be rapid and irregular when compared to a well’s initial production.

15.  Because our auditors have issued a going concern opinion, there is substantial uncertainty we will continue operations in which case you could lose your investment.

Our auditors have issued a going concern opinion.  This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months.  The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue in business.  As such we may have to cease operations and you could lose your investment.  Further, we have not considered and will not consider any activity beyond our current exploration program until we have completed our exploration program.

16.  We lack an operating history, have never had any revenues, have no current prospects for future revenues, and have losses which we expect to continue into the future.  As a result, we may have to suspend or cease operations.

We were incorporated on April 4, 2011 and we have not started our proposed business operations or realized any revenues. We have no operating history upon which an evaluation of our future success or failure can be made. Our net loss since inception is $10,986.  The loss was a result of the issuance of stock and, incorporation, legal and accounting.  We have never had any historical revenues and we do not have any current prospects for future revenues.  Our ability to achieve and maintain profitability and positive cash flow is dependent upon

*	our ability to locate an oil and gas lease
*	our ability to drill and complete a producing well
*	our ability to sell the production from our well
*	our ability to reduce exploration costs.

Based upon current plans, we expect to incur operating losses in future periods.  This will happen because there are expenses associated with the research and exploration of our properties.  As a result, we may not generate revenues in the future.  Failure to generate revenues will cause us to suspend or cease operations.  Further, we have not considered and will not consider any activity beyond our current exploration program until we have completed our exploration program.

17.  Because our officers and directors have no formal training in financial accounting and management , and they are responsible for our managerial  and organizational structure, in the future, there may not be effective disclosure and accounting controls to comply with applicable laws and regulations which could result in fines, penalties and assessments against us.

We have two officers and directors.  They have no formal training in financial accounting and management; however, they are responsible for our managerial and organizational structure which will include preparation of disclosure and accounting controls under the Sarbanes Oxley Act of 2002.  While they have no formal training in financial accounting matters, they have been preparing the financial statements that have been audited and reviewed by our auditors and included in this prospectus. When the disclosure and accounting controls referred to above are implemented, they will be responsible for the administration of them.  Should they not have sufficient experience, they may be incapable of creating and implementing the controls which may cause us to be subject to sanctions and fines by the SEC which ultimately could cause you to lose your investment, however, because of the small size of our expected operations, we believe that they will be able to monitor the controls they will have created and will be accurate in assembling and providing information to investors.  Further, we have not considered and will not consider any activity beyond our current exploration program until we have completed our exploration program.

18.  Because we are small and do not have much capital, we may have to limit our drilling activity which may result in a loss of your investment.

Because we are small and do not have much capital, we must limit our drilling activity.  As such we may not be able to complete a drilling program that is as thorough as we would like.  Further, we have not considered and will not consider any activity beyond our current drilling program until we have completed our first well.

19.  Because our officers and directors have other outside business activities and each will only be devoting 10% of their time or approximately four hours per week to our operations, our operations may be sporadic which may result in periodic interruptions or suspensions of exploration.

Because our officers and directors have other outside business activities and will each will only be devoting 10% of their time or four hours per week to our operations, our operations may be sporadic and occur at times which are convenient to them.  As a result, exploration of the property may be periodically interrupted or suspended.

20.  We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.  In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.  We will cease to be an emerging growth company as described in the following risk factor. Until such time, however, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

21.  While we currently qualify as an “emerging growth company” under the Jobs Act, we will lose that status at the latest by the end of 2017, which will increase the costs and demands placed upon management.

We will continue to be deemed an emerging growth company until the earliest of (i) the last day of the fiscal year during which we had total annual gross revenues of $1,000,000,000 (as indexed for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under this registration statement; (iii) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (iv) the date on which we are deemed to be a ‘large accelerated filer’ as defined by the SEC, which would generally occur upon our attaining a public float of at least $700 million. Once we lose emerging growth company status, we expect the costs and demands placed upon management to increase, as we would have to comply with additional disclosure and accounting requirements, particularly if our public float should exceed $75 million.

22.   Because our common stock is not registered under the Securities Exchange Act of 1934, as amended, we will not be subject to the federal proxy rules and our directors, executive officers and 10% beneficial holders will not be subject to Section 16 of the Securities Exchange Act of 1934, as amended.  In addition our reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended, may be suspended automatically if we have fewer than 300 shareholders of record on the first day of our fiscal year.

Our common stock is not registered under the Exchange Act, and we do not intend to register our common stock under the Exchange Act for the foreseeable future (provided that, we will register our common stock under the Exchange Act if we have, after the last day of our fiscal year, more than 500 shareholders of record, in accordance with Section 12(g) of the Exchange Act; as of March 28, 2012, we have less than 40 shareholders of record).   As long as our common stock is not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the SEC a proxy statement and form of proxy complying with the proxy rules.  In addition, so long as our common stock is not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common stock will not be subject to Section 16 of the Exchange Act.  Section 16(a) of the Exchange Act requires executive officers and directors, and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4, and 5 respectively.  Such information about our directors, executive officers, and beneficial holders will only be available through periodic reports and any registration statements on Form S-1 we file.  Furthermore, so long as our common stock is not registered under the Exchange Act, our obligation to file reports under Section 15(d) of the Exchange Act will be automatically suspended if, on the first day of any fiscal year (other than a fiscal year in which a registration statement under the Securities Act has gone effective), we have fewer than 300 shareholders of record.  This suspension is automatic and does not require any filing with the SEC.  In such an event, we may cease providing periodic reports and current or periodic information, including operational and financial information, may not be available with respect to our results of operations.

Risks associated with this offering:

23.  Because our officers and directors will own more than 50% of the outstanding shares after this offering, they will be able to decide who will be directors and you may not be able to elect any directors.

Even if we sell all 4,000,000 shares of common stock in this offering, our officers and directors will still own 10,000,000 shares and will continue to control us.  As a result, after completion of this offering, regardless of the number of shares we sell, our officers and directors will be able to elect all of our directors and control our operations.

24.  Because we do not have an escrow or trust account for your subscription, if we file for bankruptcy protection or are forced into bankruptcy, or a creditor obtains a judgment against us and attaches the subscription, you will lose your investment.

Your funds will not be placed in an escrow or trust account.  Accordingly, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws.  If a creditor sues us and obtains a judgment against us, the creditor could garnish the bank account and take possession of the subscriptions. As such, if the minimum conditions of this offering are not satisfied, it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you.  If that happens, you will lose your investment and your funds will be used to pay creditors.

25.  Because our officers and directors are risking a small amount of capital and property, while you on the other hand are risking up to $200,000, as an equity investment, if we fail, you will absorb most of the loss.

Our officers and directors will receive a substantial benefit from your investment.  They provided services and supplied the property, paid expenses and advanced cash all of which totaled $17,155.  You on the other hand, will be providing all of the cash, through your equity investment, for our operations.  As a result, if we cease operations for any reason, you will lose your investment.  Further, we have not considered and will not consider any activity beyond our current exploration program until we have completed our exploration program.

26.  FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may have the effect of reducing the level of trading activity and liquidity of our common stock.  Further, many brokers charge higher transactional fees for penny stock transactions.  As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder’s ability to resell shares of our common stock.

27.  Because there is no public trading market for our common stock, you may not be able to resell your stock.

There is currently no public trading market for our common stock.  Therefore there is no central place, such as stock exchange or electronic trading system, to resell your shares.  If you do want to resell your shares, you will have to locate a buyer and negotiate your own sale.

28.  Because there is no escrow, trust or similar account, your subscription could be seized by creditors or by a trustee in bankruptcy. If that occurs, you will lose your investment.

There is no escrow, trust or similar account in which your subscription will be deposited. It will only be deposited in a separate bank account under our name. As a result, if we are sued for any reason and a judgment is rendered against us, your subscription could be seized in a garnishment proceeding. If we file a voluntary bankruptcy petition or our creditors file an involuntary bankruptcy petition, our assets will be seized by the bankruptcy trustee, including your subscription, and used to pay our creditors. If that happens, you will lose your investment, even if we fail to raise the minimum amount in this offering.

29.  Because our common stock is a “penny stock,” investors may not be able to resell their shares and will have access to limited information about us.

Our common stock is defined as a “penny stock,” under the Securities Exchange Act of 1934, and its rules. Because our common stock is a “penny stock,” investors may be unable to resell their shares. This is because the Securities Exchange Act of 1934 and the penny stock rules impose additional sales practice and disclosure requirements on broker/dealers who sell our securities to persons other than accredited investors. As a result, fewer broker/dealers are willing to make a market in our common stock and investors may not be able to resell their shares. Further, news coverage regarding penny stock is extremely limited, if non-existent. As a result, investors only information will be from reports filed with the Securities and Exchange Commission.

USE OF PROCEEDS

Our offering is being made on a direct public offering, without any involvement of underwriters or broker-dealers, $100,000 minimum, $200,000 maximum basis. The table below sets forth the use of proceeds if $100,000, $150,000 or $200,000 of the offering is sold.

	$100,000	$150,000	$200,000

Gross proceeds	$100,000	$150,000	$200,000
Offering expenses	$40,000	$40,000	$40,000
Net proceeds	$60,000	$110,000	$160,000

The net proceeds will be used as follows:

Acquisition of Lease	$5,000	$5,000	$5,000
Consulting Services	$5,000	$5,000	$5,000
Drilling	$30,000	$65,000	$100,000
Completion	$10,000	$25,000	$40,000
Plugging	$500	$500	$500
Engineering	$1,000	$1,000	$1,000
Utilities	$500	$500	$500
Administrative	$8,000	$8,000	$8,000

Offering expenses consist of: (1) legal services, (2) accounting fees, (3) fees due the transfer agent, (4) printing expenses, and (5) filing fees.

*          Acquisition of Lease is the cost of leasing 160 acres of land to drill and to drill one oil well.
*          Consulting services are the cost of retaining a pumper to monitor activities on the lease.
*          Drilling is the cost of drilling one oil/gas well.
*          Completion is the cost pipe and casing.
*          Plugging is the cost of plugging the well should the well be dry.
*          Engineering is the cost of retaining a petroleum engineer should one be required.
*          Utilities is the cost associated with bringing electricity to the property to operate the pump jack.
*          Administrative is the cost associated with activities unrelated to drilling the well.

DETERMINATION OF OFFERING PRICE

The price of the shares we are offering was arbitrarily determined in order for us to raise up to a total of $200,000 in this offering. The offering price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. Among the factors considered were:

*          our lack of operating history;
*          the proceeds to be raised by the offering;
*	the amount of capital to be contributed by purchasers in this offering in proportion to the amount of stock to be retained by our existing stockholders; and,
*          our relative cash requirements.

DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing stockholders.

            As of March 31, 2012, the net tangible book value of our shares of common stock was $(8,986) or approximately $(0.0009) per share based upon 10,000,000 shares outstanding.

If 4,000,000 Shares Are Sold:

Upon completion of this offering, in the event all of the shares are sold, the net tangible book value of the 14,000,000 shares to be outstanding will be $151,014 or approximately $0.0108 per share. The net tangible book value of the shares held by our existing stockholders will be increased by $0.0117 per share without any additional investment on their part. You will incur an immediate dilution from $0.05 per share to $0.0108 per share.

After completion of this offering, if 4,000,000 shares are sold, you will own approximately 28.57% of the total number of shares then outstanding for which you will have made a cash investment of $200,000, or $0.05 per share. Our existing stockholders will own approximately 71.43% of the total number of shares then outstanding, for which they made contributions of cash totaling $10,000 or approximately $0.0007 per share.

If 3,000,000 Shares Are Sold:

Upon completion of this offering, in the event all of the shares are sold, the net tangible book value of the 13,000,000 shares to be outstanding will be $101,014 or approximately $0.0078 per share. The net tangible book value of the shares held by our existing stockholders will be increased by $0.0087 per share without any additional investment on their part. You will incur an immediate dilution from $0.05 per share to $0.0078 per share.

After completion of this offering, if 3,000,000 shares are sold, you will own approximately 23.08% of the total number of shares then outstanding for which you will have made a cash investment of $150,000, or $0.05 per share. Our existing stockholders will own approximately 76.92% of the total number of shares then outstanding, for which they made contributions of cash totaling $10,000 or approximately $0.0008 per share.

If the 2,000,000 Shares Are Sold:

Upon completion of this offering, in the event all of the shares are sold, the net tangible book value of the 12,000,000 shares to be outstanding will be $51,014 or approximately $0.0043 per share. The net tangible book value of the shares held by our existing stockholders will be increased by $0.0051 per share without any additional investment on their part. You will incur an immediate dilution from $0.05 per share to $0.0043 per share.

After completion of this offering, if 2,000,000 shares are sold, you will own approximately 16.67% of the total number of shares then outstanding for which you will have made a cash investment of $100,000, or $0.05 per share. Our existing stockholders will own approximately 83.33% of the total number of shares then outstanding, for which they made contributions of cash totaling $10,000 or approximately $0.001 per share.

The following table compares the differences of your investment in our shares with the investment of our existing stockholders.

Existing Stockholders if all 4,000,000 Shares are Sold:

Price per share	$0.05
Net tangible book value per share before offering	$(0.0009)
Potential gain to existing shareholders	$0.0117
Net tangible book value per share after offering	$0.0108
Capital contributions	$10,000
Number of shares outstanding before the offering	10,000,000
Number of shares after offering assuming the sale of the maximum number of shares	14,000,000
Percentage of ownership after offering	71.43%

Purchasers of Shares in this Offering if all 4,000,000 Shares are Sold:

Price per share	$0.05
Dilution per share	$0.0392
Capital contributions	$200,000
Number of shares after offering held by public investors	4,000,000
Percentage of capital contributions by existing shareholders	4.76%
Percentage of capital contributions by new investors	95.24%
Percentage of ownership after offering	28.57%

Purchasers of Shares in this Offering if 3,000,000 Shares Sold:

Price per share	$0.05
Dilution per share	$0.0422
Capital contributions	$150,000
Number of shares after offering held by public investors	3,000,000
Percentage of capital contributions by existing shareholders	6.25%
Percentage of capital contributions by new investors	93.75%
Percentage of ownership after offering	23.08%

Purchasers of Shares in this Offering if 2,000,000 Shares Sold:

Price per share	$0.05
Dilution per share	$0.0457
Capital contributions	$100,000
Number of shares after offering held by public investors	2,000,000
Percentage of capital contributions by existing shareholders	9.09%
Percentage of capital contributions by new investors	90.91%
Percentage of ownership after offering	16.67%

PLAN OF DISTRIBUTION; TERMS OF THE OFFERING

We are offering 4,000,000 shares of common stock on a self-underwritten basis, 2,000,000 shares minimum, 4,000,000 shares maximum. The offering price is $0.05 per share. Funds from this offering will be placed in a separate bank account at RBC, Third Floor, 1025 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3N9 and their telephone number is (604) 665-5710. The funds will be maintained in the separate bank until we receive a minimum of $100,000 at which time we will remove those funds and use them as set forth in the Use of Proceeds section of this prospectus. This account is not an escrow, trust or similar account.  It is merely a separate interest bearing savings account under our control where we have segregated your funds.  Your subscription will only be deposited in a separate bank account under our name. As a result, if we are sued for any reason and a judgment is rendered against us, your subscription could be seized in a garnishment proceeding and you could lose your investment.  Further, if we file a voluntary bankruptcy petition or our creditors file an involuntary bankruptcy petition, our assets will be seized by the bankruptcy trustee, including your subscription, and used to pay our creditors. If that happens, you will lose your investment, even if we fail to raise the minimum amount in this offering.  As a result, there is no assurance that your funds will be returned to you if the minimum offering is not reached. Any funds received by us thereafter will immediately used by us.

If we do not receive the minimum amount of $100,000 within 270 days of the effective date of our registration statement, all funds will be promptly returned to you with interest and without a deduction of any kind. We will return your funds to you in the form a cashier’s check sent Federal Express on the 271st day.  During the 270 day period, no funds will be returned to you. You will only receive a refund of your subscription if we do not raise a minimum of $100,000 within the 270 day period referred to above. There are no finders involved in our distribution. Officers, directors, affiliates or anyone involved in marketing the shares will not be allowed to purchase shares in the offering. You will not have the right to withdraw your funds during the offering. You will only have the right to have your funds returned if we do not raise the minimum amount of the offering or there would be a change in the material terms of the offering. The following are material terms that would allow you to be entitled to a refund of your money:

*	extension of the offering period beyond 270 days;
*	change in the offering price;
*	change in the minimum sales requirement;
*	change to allow sales to affiliates in order to meet the minimum sales requirement;
*	change in the amount of proceeds necessary to release the proceeds held in the separate bank account.

We will sell the shares in this offering through Hui Deng, one of our officers and directors.  She will receive no commission from the sale of any shares. She will not register as a broker/dealer under Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3a4-1. Rule 3a4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer’s securities and not be deemed to be a broker/dealer. The conditions are that:

1.	The person is not statutorily disqualified, as that term is defined in Section 3(a)(39) of the Act, at the time of her participation; and,

2.	The person is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

3.	The person is not at the time of their participation, an associated person of a broker/dealer; and,

4.
The person meets the conditions of Paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) do not participate in selling and offering of securities for any issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

Ms. Deng is not statutorily disqualified, is not being compensated, and is not associated with a broker/dealer. She is and will continue to be one of our officers and directors at the end of the offering and has not been during the last twelve months and is currently not a broker/dealer or associated with a broker/dealer.  She will not participate in selling and offering securities for any issuer more than once every twelve months.

Only after our registration statement is declared effective by the SEC, do we intend to advertise, through tombstones, and hold investment meetings. We will not utilize the Internet to advertise our offering. Ms. Deng will also distribute the prospectus to potential investors at the meetings, to business associates and to his friends and relatives who are interested in us and a possible investment in the offering. No shares purchased in this offering will be subject to any kind of lock-up agreement.

Management and affiliates thereof will not purchase shares in this offering to reach the minimum.

We intend to sell our shares outside the United States.

Section 15(g) of the Exchange Act - Penny Stock Disclosure

Our shares are “penny stocks” covered by section 15(g) of the Securities Exchange Act of 1934, as amended, and Rules 15g-1 through 15g-6 promulgated thereunder. They imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $1,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser’s written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell our securities and also may affect your ability to resell your shares.

Section 15(g) also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as “bid” and “offer” quotes, a dealers “spread” and broker/dealer compensation; the broker/dealer compensation, the broker/dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in causes of fraud in penny stock transactions; and, the FINRA’s toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons. While Section 15(g) and Rules 15g-1 through 15g-6 apply to broker/dealers, they do not apply to us.

Rule 15g-1 exempts a number of specific transactions from the scope of the penny stock rules.

Rule 15g-2 declares unlawful broker/dealer transactions in penny stocks unless the broker/dealer has first provided to the customer a standardized disclosure document.

Rule 15g-3 provides that it is unlawful for a broker/dealer to engage in a penny stock transaction unless the broker/dealer first discloses and subsequently confirms to the customer current quotation prices or similar market information concerning the penny stock in question.

Rule 15g-4 prohibits broker/dealers from completing penny stock transactions for a customer unless the broker/dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

Rule 15g-5 requires that a broker/dealer executing a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales persons compensation.

Rule 15g-6 requires broker/dealers selling penny stocks to provide their customers with monthly account statements.

Again, the foregoing rules apply to broker/dealers. They do not apply to us in any manner whatsoever. Again, the application of the penny stock rules may affect your ability to resell your shares. The application of the penny stock rules may affect your ability to resell your shares because many brokers are unwilling to buy, sell or trade penny stocks as a result of the additional sales practices imposed upon them which are described in this section.

Regulation M

We are subject to Regulation M of the Securities Exchange Act of 1934. Regulation M governs activities of underwriters, issuers, selling security holders, and others in connection with offerings of securities. Regulation M prohibits distribution participants and their affiliated purchasers from bidding for purchasing or attempting to induce any person to bid for or purchase the securities being distributed.

Offering Period and Expiration Date

This offering will start on the date of this registration statement is declared effective by the SEC and continue for a period of 270 days, unless the offering is completed or otherwise terminated by us.

We will not accept any money until this registration statement is declared effective by the SEC.

Procedures for Subscribing

We will not accept any money until this registration statement is declared effective by the SEC. Once the registration statement is declared effective by the SEC, if you decide to subscribe for any shares in this offering, you must

1. execute and deliver a subscription agreement, a copy of which is included with the prospectus.

2. deliver a check or certified funds to us for acceptance or rejection.

All checks for subscriptions must be made payable to “ALTONA RESOURCES INC.”

Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours after we receive them.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

This section of the prospectus includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or out predictions.

Plan of Operation

We are a start-up, exploration stage corporation and have not yet generated or realized any revenues from our business operations. An exploration stage corporation is one engaged in the search for oil and gas reserves which are not in either the development or production stage.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin selling oil and gas. Accordingly, we must raise cash from sources other than the sale of oil and. Our only other source for cash at this time is investments by others in this offering. We must raise cash to implement our project and stay in business. The minimum amount of the offering will allow us to operate for at least one year. Our success or failure will be determined by what we find under the ground. The more money we raise, the more oil and gas leases we can acquire and the more drilling we can conduct. Since we do not know what we will find under the ground, we cannot tell you if we will be successful even if we raise the maximum amount of this offering. We will not acquire an oil and gas lease or begin drilling until we raise money from this offering. We believe we will need to raise the minimum gross amount in this offering of $100,000, $60,000 net, in order to acquire one lease and drill one well to a depth of between 1,500 to 2,000 feet.  If we find oil and gas, and have additional proceeds available, we may drill additional wells on the property.  We will begin selling the oil and gas and proceed to raise additional capital to acquire additional leases and drill more wells. If we do not find oil and gas, we intend to find a new property and raise additional funds to drill thereon. We have not targeted any additional properties and do not intend to do so, until we complete exploration of our current three leases.  We have targeted the geographical area of Hughes, Seminole and Pontotoc Counties in central Oklahoma.

We will be conducting research in the form of drilling on the property. Our exploration program is explained in as much detail as possible in the business section of this prospectus. We are not going to buy or sell any plant or significant equipment during the next twelve months other than casing, pipe, a pump jack, and tanks. Casing and pipe will be purchased with the proceeds of this offering. A pump jack and tanks will be purchased only if we strike oil. A pump jack and tanks are unnecessary if we find gas.

We do not intend to interest other companies in the property if we find oil and/or gas. We intend to develop the property our self.

If we are unable to complete drilling one well on the property, we will suspend operations until we raise more money. If we can’t or don’t raise more money, we will cease operations. If we cease operations, we don’t know what we will do and we don’t have any plans to do anything.

We do not intend to hire additional employees at this time. All of the work on the property will be conduct by unaffiliated independent contractors that we will hire. The independent contractors will be responsible for drilling one well.

In the event we complete our exploration program prior to the end of one year, and it is anticipated we will do so as reflected in the milestones that follow, if we find oil and/or gas, we will spend the balance of the year creating a program for development of the property. If we do not find oil and/or gas on the property, we attempt to locate a new property, raise additional money, and explore the new property.

Milestones

The following are our milestones:

1.	0-90 days after completion of the offering, acquire one oil and gas lease and retain our drilling contractor. - Cost $10,000. Time of retention 0-90 days.

2.
90-270 days after completion of the offering. - Drilling. Drilling will cost $20.00 per foot. This cost includes placing casing and pipe in the ground. We will drill one, two or three wells on the property, depending how much we raise in this offering and the success we have with the first well.  We anticipate drilling to a depth of between 1,500 to 2,000 feet. - Cost $30,000 - $60,000.  Time to conduct drilling - 90 days.

3.
270-365 days after completion of the offering. Either begin production and raise additional capital to drill other wells on the property or if oil and/or gas is not found, target a new property and raise additional capital to explore the new property.

    The cost of the subcontractors is included in cost of drilling. All funds for the foregoing activities will be obtained from this public offering.

The foregoing figures are tailored for drilling wells in Hughes, Pontotoc, and Seminole counties in Oklahoma.  Mr. Underhill obtain his information consulting with drilling contractors, operators, and pumpers located in Hughes, Pontotoc and Seminole counties in Oklahoma.

Limited Operating History; Need for Additional Capital

There is no historical financial information about us upon which to base an evaluation of our performance. We are an exploration stage corporation and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of the property, and possible cost overruns due to price and cost increases in services.

To become profitable and competitive, we must find oil and/or gas in paying quantities. We are seeking equity financing to provide for the capital required to drill one or two wells.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of Operations

From Inception on April 4, 2011

We will be drilling one or two wells on the property upon completion of this offering.

Since inception, Barry Underhill, one of our officers and directors has paid all our legal and accounting expenses. Net cash provided by Mr. Underhill from inception on April 4, 2011 to March 31, 2012 was $17,155. Of the monies advanced by Mr. Underhill will be repaid to him from the proceeds of this offering up to a maximum of $40,000.

Liquidity and Capital Resources

To meet our need for cash we are attempting to raise money from this offering. We will be able to stay in business for one year if we raise at least the minimum amount of $100,000 gross proceeds, $60,000 net proceeds. Whatever money we do raise, will be applied to the items set forth in the Use of Proceeds section of this prospectus. If we find oil and/or gas, we will attempt to raise additional money through a subsequent private placement, public offering or through loans to drill additional wells on the property. To do so, we will have to find alternative sources, like a second public offering, a private placement of securities, or loans from our officers or others.

Our officers and directors is willing to commit to loan us money for our operations until this offering has been completed or until the offering period has expired. At the present time, we have not made any arrangements to raise additional cash, other than through this offering. If we need additional cash and can’t raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely. If we raise the minimum amount of money from this offering, it will last a year. Other than as described in this paragraph, we have no other financing plans.

We issued 5,000,000 restricted shares of common stock to Barry Underhill, one of our officers and directors, pursuant to the exemption contained in Section 4(2) of the Securities Act of 1933, as amended and 5,000,000 restricted shares of common stock to Hui Deng, one of officers and directors, pursuant to Regulation S of the Securities Act of 1933.  The transaction with Ms. Deng took place outside the United States and Ms. Deng is not a US person.  The purchase price of the shares was $2,000. This was accounted for as an acquisition of shares. Barry Underhill covered our initial expenses of $17,155.  The amount owed to Mr. Underhill is non-interest bearing, unsecured and due on demand. Further, the agreement with Mr. Underhill is oral and there is no written document evidencing the agreement.

As of March 31, 2012 our total assets were $16,769 and our total liabilities were $25,755.

BUSINESS

General

We are a start-up stage company formed under the laws of the State of Nevada on April 4, 2011, for the purpose of purchasing, developing and operating one oil and gas lease.  We are currently not earning any revenues.  Since inception, we have examined the U.S. geographical area and determined where we want to acquire and oil and gas lease; prepared this registration statement; and, upon completion of our public offering, acquire one oil and gas lease and drill one well thereon.

Acquisition and Drilling of Undeveloped Prospects

We have not pre-selected any prospects.   We have targeted Hughes, Seminole, and Pontotoc Counties in central Oklahoma.

We may enter into agreements with major and independent oil and natural gas companies to drill and own interests in oil and natural gas properties.  We also may drill and own interests without such strategic partners.

It is anticipated that all prospects will be evaluated utilizing data provided to us, including well logs, production records and others’ wells, seismic, geological and geophysical information, and such other information as may be available and useful.   In addition, prospects will be evaluated by petroleum engineers, geophysicists, and other technical consultants retained by us.

Regardless of drilling location, we will evaluate all prospective acquisitions on the basis of their oil and natural gas producing potential. We will target properties that we believe have multi-pay horizons, predictable costs, and quick pipeline hookups. We seek properties that are within or offsetting proven producing oil and natural gas fields and that have the potential, if successful, to generate cash distributions to our investors equal to 100% of their capital contributions within three years after the end of the offering period.

Prospects will be acquired pursuant to an arrangement in which we will acquire part of the working interest. For purposes of this prospectus, a working interest includes any interest, which is subject to some portion of the costs of development, operation or maintenance. This working interest will be subject to landowners’ royalty interests and other royalty interests payable to unaffiliated third parties in varying amounts.  We may acquire less than 100% of the working interest in each prospect in which we participate.  We may sell or otherwise dispose of prospect interests or may retain a working interest in the prospects and participate in the drilling and development of the prospect.

In acquiring interests in leases, we may pay such consideration and make such contractual commitments and agreements as we deem fair, reasonable and appropriate. For purposes of this prospectus, the term “lease” means any full or partial interest in:

*	undeveloped oil and natural gas leases;
*	oil and natural gas mineral rights;
*	licenses;
*	concessions;
*	contracts;
*	fee rights; or
*	other rights authorizing the owner to drill for, reduce to possession and produce oil and natural gas.

We will acquire the leases and interests in the leases to be developed us.  The actual number, identity and percentage of working interests or other interests in prospects to be acquired will depend upon, among other things, the total amount of capital contributions, the latest geological and geophysical data, potential title or spacing problems, availability and price of drilling services, tubular goods and services, approvals by federal and state departments or agencies, agreements with other working interest owners in the prospects, farm-ins, and continuing review of other prospects that may be available.

Title to Properties

We will own the leasehold interest in the lease.  Investors must rely on us to use our best judgment to obtain appropriate title to leases. We will take such steps as we deem necessary to assure that title to leases is acceptable for our purposes. We are free, however, to use our judgment in waiving title requirements if it is in our best interests and will not be liable for any failure of title to leases we acquire, unless such mistakes were made in a manner not in accordance with general industry standards in the geographic area and such mistakes were the result of our negligence. Further, we will not make any warranties as to the validity or merchantability of titles to any leases to be acquired by us.

Drilling and Completion Phase

We will enter into an agreement with a drilling contractor to drill one well on our lease.  Assuming we are success and complete a producing oil and gas well, we will retain an operator engaged to conduct and direct and have full control of all operations on the lease, post completion of the well.  A completed well is one that is producing oil and gas in paying quantities.  We also may act as our own operator.  If we do not act as our own operator, the operator we retain will be a non-affiliate and its fees will not exceed the competitive rate in the area, during the drilling and production phases of operations.

The operator’s duties include testing formations during drilling, and completing the wells by installing such surface and well equipment, gathering pipelines, heaters, separators, etc., as are necessary and normal in the area in which the prospect is located. We will pay the drilling and completion costs of the operator as incurred, except that we are permitted to make advance payments to the operator where necessary to secure drilling rigs, drilling equipment and for other similar purposes in connection with the drilling operations. If the operator determines that the well is not likely to produce oil and/or natural gas in commercial quantities, the operator will plug and abandon the well in accordance with applicable regulations.

After drilling, the operator will complete each well deemed by it to be capable of production of oil or natural gas in commercial quantities. The depths and formations to be encountered in each well is unknown. We will monitor the performance and activities of the operator.

Production Phase of Operations

General.  Once a well is “completed” such that all surface equipment necessary to control the flow of, or to shut down, a well has been installed, including the gathering pipeline, production operations will commence. We will be responsible for selling oil and natural gas production. We will attempt to sell the oil and natural gas produced from a prospect on a competitive basis at the best available terms and prices. Domestic sales of oil will be at fair market prices. We will not make any commitment of future production that does not primarily benefit us.  We will sell natural gas discovered by it at spot market or negotiated prices domestically, based upon a number of factors, such as the quality of the natural gas, well pressure, estimated reserves, prevailing supply conditions and any applicable price regulations promulgated by the Federal Energy Regulatory Commission (“FERC”).

We may sell oil and/or natural gas production to marketers, refineries, foreign governmental agencies, industrial users, interstate pipelines or local utilities. Revenues from production will be received directly from these parties or paid to us.

Oil and natural gas production in Oklahoma, areas in which we may conduct drilling activities, is a mature industry with numerous pipeline companies and potential purchasers of oil and natural gas. Because of competition among these purchasers for output from oil and natural gas producers, we generally will not enter into long term contracts for the purchase of production.

As a result of effects of weather on costs, results may be affected by seasonal factors. In addition, both sales volumes and prices tend to be affected by demand factors with a significant seasonal component.

Expenditure of Production Revenues.  Our share of production revenue from a given well will be burdened by and/or subject to royalties and overriding royalties, monthly operating charges, and other operating costs. These items of expenditure involve amounts payable solely out of, or expenses incurred solely by reason of, production operations. We intend to deduct operating expenses from the production revenue for the corresponding period.

Competition

There are a large number of oil and natural gas companies in the United States. Competition is strong among persons and companies involved in the exploration for and production of oil and natural gas. We expect to encounter strong competition at every phase of business.  We will be competing with entities having financial resources and staffs substantially larger than those available to us.

The national supply of natural gas is widely diversified, with no one entity controlling over 5%. As a result of deregulation of the natural gas industry by Congress and FERC, competitive forces generally determine natural gas prices. Prices of crude oil, condensate and natural gas liquids are not currently regulated and are generally determined by competitive forces.

There will be competition among operators for drilling equipment, goods, and drilling crews. Such competition may affect our ability to acquire leases suitable for development and to expeditiously develop such leases once they are acquired.

Geological and Geophysical Techniques

We may engage detailed geological interpretation combined with advanced seismic exploration techniques to identify the most promising leases.

Geological interpretation is based upon data recovered from existing oil and gas wells in an area and other sources. Such information is either purchased from the company that drilled the wells or becomes public knowledge through state agencies after a period of years. Through analysis of rock types, fossils and the electrical and chemical characteristics of rocks from existing wells, we can construct a picture of rock layers in the area. We will have access to the well logs and decline curves from existing operating wells. Well logs allow us to calculate an original oil or gas volume in place while decline curves from production history allow us to calculate remaining proved producing reserves. We have not purchased, leased, or entered into any agreements to purchase or lease any of the equipment necessary to conduct the geological or geophysical testing referred to herein and will only be able to do so upon raising additional capital through loans or the sale of equity securities.

Market for Oil and Gas Production

The market for oil and gas production is regulated by both the state and federal governments. The overall market is mature and with the exception of gas, all producers in a producing region will receive the same price. The major oil companies will purchase all crude oil offered for sale at posted field prices. There are price adjustments for quality difference from the Benchmark. Benchmark is Saudi Arabian light crude oil employed as the standard on which OPEC price changes have been based. Quality variances from Benchmark crude results in lower prices being paid for the variant oil. Oil sales are normally contracted with a purchaser or gatherer as it is known in the industry who will pick-up the oil at the well site. In some instances there may be deductions for transportation from the well head to the sales point. At this time the majority of crude oil purchasers do not charge transportation fees, unless the well is outside their service area. The service area is a geographical area in which the purchaser of crude oil will not charge a fee for picking upon the oil. The purchaser or oil gatherer as it is called within the oil industry, will usually handle all check disbursements to both the working interest and royalty owners. We will be a working interest owner. By being a working interest owner, we are responsible for the payment of our proportionate share of the operating expenses of the well. Royalty owners and over-riding royalty owners receive a percentage of gross oil production for the particular lease and are not obligated in any manner whatsoever to pay for the costs of operating the lease. Therefore, we, in most instances, will be paying the expenses for the oil and gas revenues paid to the royalty and over-riding royalty interests.

Gas sales are by contract. The gas purchaser will pay the well operator 100% of the sales proceeds on or about the 25th of each and every month for the previous months sales. The operator is responsible for all checks and distributions to the working interest and royalty owners. There is no standard price for gas. Prices will fluctuate with the seasons and the general market conditions. It is our intention to utilize this market whenever possible in order to maximize revenues. We do not anticipate any significant change in the manner production is purchased, however, no assurance can be given at this time that such changes will not occur.

The marketing of any oil and natural gas produced by us will be affected by a number of factors that are beyond our control and whose exact effect cannot be accurately predicted. These factors include:

*	the amount of crude oil and natural gas imports;
*	the availability, proximity and cost of adequate pipeline and other transportation facilities;
*	the success of efforts to market competitive fuels, such as coal and nuclear energy and the growth and/or success of alternative energy sources such as wind power;
*	the effect of United States and state regulation of production, refining, transportation and sales;
*	the laws of foreign jurisdictions and the laws and regulations affecting foreign markets;
*	other matters affecting the availability of a ready market, such as fluctuating supply and demand; and
*	general economic conditions in the United States and around the world.

The supply and demand balance of crude oil and natural gas in world markets has caused significant variations in the prices of these products over recent years. The North American Free Trade Agreement eliminated trade and investment barriers between the United States, Canada, and Mexico, resulting in increased foreign competition for domestic natural gas production. New pipeline projects recently approved by, or presently pending before, FERC as well as nondiscriminatory access requirements could further substantially increase the availability of natural gas imports to certain U.S. markets. Such imports could have an adverse effect on both the price and volume of natural gas sales from wells.

Members of the Organization of Petroleum Exporting Countries establish prices and production quotas for petroleum products from time to time with the intent of affecting the current global supply of crude oil and maintaining, lowering or increasing certain price levels. We are unable to predict what effect, if any, such actions will have on both the price and volume of crude oil sales from the wells.

In several initiatives, FERC has required pipeline transportation companies to develop electronic communication and to provide standardized access via the Internet to information concerning capacity and prices on a nationwide basis, so as to create a national market. Parallel developments toward an electronic marketplace for electric power, mandated by FERC, are serving to create multi-national markets for energy products generally. These systems will allow rapid consummation of natural gas transactions. Although this system may initially lower prices due to increased competition, it is anticipated to expand natural gas markets and to improve their reliability.

Regulation

Our operations will be affected from time to time in varying degrees by domestic and foreign political developments, federal and state laws.

Production.  In most areas of operations within the United States the production of oil and natural gas is regulated by state agencies that set allowable rates of production and otherwise control the conduct of oil and natural gas operations. Among the ways that states control production is through regulations that establish the spacing of wells or in some instances may limit the number of days in a given month during which a well can produce.

Environmental.  Our drilling and production operations will also be subject to environmental protection regulations established by federal, state, and local agencies that in turn may necessitate significant capital outlays that would materially affect the financial position and our business operations. These regulations, enacted to protect against waste, conserve natural resources and prevent pollution, could necessitate spending funds on environmental protection measures, rather than on drilling operations. If any penalties or prohibitions were imposed for violating such regulations, our operations could be adversely affected.

Natural Gas Transportation and Pricing.  FERC regulates the rates for interstate transportation of natural gas as well as the terms for access to natural gas pipeline capacity. Pursuant to the Wellhead Decontrol Act of 1989, however, FERC may not regulate the price of natural gas. Such deregulated natural gas production may be sold at market prices determined by supply and demand, Btu content, pressure, location of wells, and other factors. We anticipate that all of the natural gas produced by our wells will be considered price decontrolled natural gas and that each natural gas will be sold at fair market value.

Proposed Regulation.  Various legislative proposals are being considered in Congress and in the legislatures of various states, which, if enacted, may significantly and adversely affect the petroleum and natural gas industries. Such proposals involve, among other things, the imposition of price controls on all categories of natural gas production, the imposition of land use controls, such as prohibiting drilling activities on certain federal and state lands in protected areas, as well as other measures. At the present time, it is impossible to predict what proposals, if any, will actually be enacted by Congress or the various state legislatures and what effect, if any, such proposals will have on our operations.  On December 19, 2007, President Bush signed into law the Energy Independence and Security Act (“EISA”), a law targeted at reducing national demand for oil and increasing the supply of alternative fuel sources.  While EISA does not appear to directly impact on our operations or cost of doing business, its impact on the oil and gas industry in general is uncertain.  No prediction can be made as to what additional legislation may be proposed, if any, affecting the competitive status of an oil and gas producer, restricting the prices at which a producer may sell its oil and gas or the market demand for oil and gas nor can it be predicted which proposals, including those presently under consideration, if any, might be enacted, nor when any such proposals, if enacted, might become effective.

The Kyoto Protocol to the United Nations Framework Convention on Climate Change became effective in February 2005 (the “Protocol”). Under the Protocol, participating nations are required to implement programs to reduce emissions of certain gases, generally referred to as greenhouse gases that are suspected of contributing to global warming. The United States is not currently a participant in the Protocol.  However, the U.S. Congress is considering proposed legislation directed at reducing greenhouse gas emissions. In addition, there has been support in various regions of the country for legislation that requires reductions in greenhouse gas emissions, and some states have already adopted legislation addressing greenhouse gas emissions from various sources, primarily power plants. The natural gas and oil industry is a direct source of certain greenhouse gas emissions, namely carbon dioxide and methane, and future restrictions on such emissions could impact our operations.  At this time, it is not possible to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business.

Acquisition of Possible Future Leases

Subject to being successful in drilling, completing, and bringing into production our initial lease, we intend to, in the future, to acquire additional producing and non-producing properties.  The acquisition process may be lengthy because of the amount of investigation which will be required prior to submitting a bid to a major oil company. Currently, we are not engaged in any bidding process and will not be engaged in such unless our initial business activities are successful. Verification of each property and the overall acquisition process can be divided into three phases, as follows:

Phase 1.  Field identification.  In some instances the seller will have a formal divestiture department that will provide a sales catalog of leases which will be available for sale.  Review of the technical filings made to the states along with a review of the regional geological relationships, released well data and the production history for each lease will be utilized.  In addition a review of the proprietary technical data in the sellers office will be made and calculation of a bid price for the field.  We believe that the estimated cost of Phase 1 for one property will be approximately $5,000.

Phase 2.  Submission of the Bid.  Each bid will be made subject to further verification of production capacity, equipment condition and status, and title.  We believe that the estimated cost of Phase 2 for one property will be approximately $50,000.

Phase 3.  Closing.  Final price negotiation will take place. Cash transfer and issuance of title opinions.  Tank gauging and execution of transfer orders.  The cost of Phase 3 cannot be estimated at this time and is entirely dependent upon negotiations with the seller and the seller’s offering price for the property.

After closing has occurred, the newly acquired property will be turned over to us for possible work-overs or operational changes which will in our estimation increase each well’s production.

In connection with the acquisition of an oil and gas lease for work-over operations, we will only do so if we can acquire 100% ownership of the working-interest and surface production equipment facilities with only minor expenses.  In exchange for an assignment of the lease, we will agree to assume the obligation to plug and abandon the well in the event that we determines that reworking operations are either too expensive or will not result in production in paying quantities.  The cost of plugging a well can run from $500 to $15,000, depending on the condition of the well.

Several major oil companies have recently placed numerous oil and gas properties out for competitive bidding.  We currently do not have sufficient revenues or funds available to it to make a bid for such properties.  We have not initiated a search for additional leases and do not intend to do so until we raise additional capital. We believe that it is not an efficient use of time to search for additional prospects when we do not have sufficient capital to acquire and develop additional leases.  We intend to raise additional capital through loans or the sale of equity securities in order to have sufficient funds to make a bid for such properties.  There is no assurance that we will ever raise such additional capital and if we are unable to raise such capital, we may have to cease operations.

At the present time, we have not identified any specific oil and gas leases which we intend to acquire other than we intend to acquire a lease in Hughes, Pontotoc, or Seminole counties, Oklahoma.

Transportation and Production

Transportation and Sale of Oil and Natural Gas. We can make sales of oil, natural gas and condensate at market prices which are not subject to price controls at this time. The price that we receive from the sale of these products is affected by our ability to transport and the cost of transporting these products to market. Under applicable laws, the Federal Energy Regulatory Commission (“FERC”) regulates:

-	the construction of natural gas pipeline facilities, and
-	the rates for transportation of these products in interstate commerce.

Our possible future sales of natural gas are affected by the availability, terms and cost of pipeline transportation. The price and terms for access to pipeline transportation remain subject to extensive federal and state regulation. Several major regulatory changes have been implemented by Congress and the FERC from 1985 to the present. These changes affect the economics of natural gas production, transportation and sales. In addition, the FERC is continually proposing and implementing new rules and regulations affecting these segments of the natural gas industry that remain subject to the FERC’s jurisdiction. The most notable of these are natural gas transmission companies.

The FERC’s more recent proposals may affect the availability of interruptible transportation service on interstate pipelines. These initiatives may also affect the intrastate transportation of gas in some cases. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry. These initiatives generally reflect more light-handed regulation of the natural gas industry. The ultimate impact of the complex rules and regulations issued by the FERC since 1985 cannot be predicted. In addition, some aspects of these regulatory developments have not become final but are still pending judicial and FERC final decisions. We cannot predict what further action the FERC will take on these matters. However, we do not believe that any action taken will affect it much differently than it will affect other natural gas producers, gatherers and marketers with which We might compete against.

Effective as of January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for oil. These regulations could increase the cost of transporting oil to the purchaser. We do not believe that these regulations will affect it any differently than other oil producers and marketers with which it competes with.

Regulation of Drilling and Production. Our proposed drilling and production operations are subject to regulation under a wide range of state and federal statutes, rules, orders and regulations. Among other matters, these statutes and regulations govern:

-	the amounts and types of substances and materials that may be released into the environment,
-	the discharge and disposition of waste materials,
-	the reclamation and abandonment of wells and facility sites, and
-	the remediation of contaminated sites,

and require:

-	permits for drilling operations,
-	drilling bonds, and
-	reports concerning operations.

Oklahoma law contains:

-	provisions for the unitization or pooling of oil and natural gas properties,
-	the establishment of maximum rates of production from oil and natural gas wells, and
-	the regulation of the spacing, plugging and abandonment of wells.

Environmental Regulations

General. Our operations are affected by the various state, local and federal environmental laws and regulations, including the:

-	Clean Air Act,
-	Oil Pollution Act of 1990,
-	Federal Water Pollution Control Act,
-	Resource Conservation and Recovery Act (“RCRA”),
-	Toxic Substances Control Act, and
-	Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”).

these laws and regulations govern the discharge of materials into the environment or the disposal of waste materials, or otherwise relate to the protection of the environment. In particular, the following activities are subject to stringent environmental regulations:

-	drilling,
-	development and production operations,
-	activities in connection with storage and transportation of oil and other liquid hydrocarbons, and
-	use of facilities for treating, processing or otherwise handling hydrocarbons and wastes.

Violations are subject to reporting requirements, civil penalties and criminal sanctions. As with the industry generally, compliance with existing regulations increases our overall cost of business. The increased costs cannot be easily determined. Such areas affected include:

-	unit production expenses primarily related to the control and limitation of air emissions and the disposal of produced water,
-
capital costs to drill exploration and development wells resulting from expenses primarily related to the management and disposal of drilling fluids and other oil and natural gas exploration wastes, and

-	capital costs to construct, maintain and upgrade equipment and facilities and remediate, plug and abandon inactive well sites and pits.

Environmental regulations historically have been subject to frequent change by regulatory authorities. Therefore, we are unable to predict the ongoing cost of compliance with these laws and regulations or the future impact of such regulations on its operations. However, We do not believe that changes to these regulations will have a significant negative effect

A discharge of hydrocarbons or hazardous substances into the environment could subject us to substantial expense, including both the cost to comply with applicable regulations pertaining to the clean-up of releases of hazardous substances into the environment and claims by neighboring landowners and other third parties for personal injury and property damage. We do not maintain insurance for protection against certain types of environmental liabilities.

The Clean Air Act requires or will require most industrial operations in the United States to incur capital expenditures in order to meet air emission control standards developed by the EPA and state environmental agencies. Although no assurances can be given, We believes the Clean Air Act requirements will not have a material adverse effect on our financial condition or results of operations.

RCRA is the principal federal statute governing the treatment, storage and disposal of hazardous wastes. RCRA imposes stringent operating requirements, and liability for failure to meet such requirements, on a person who is either:

-	a “generator” or “transporter” of hazardous waste, or
-	an “owner” or “operator” of a hazardous waste treatment, storage or disposal facility.

At present, RCRA includes a statutory exemption that allows oil and natural gas exploration and production wastes to be classified as non-hazardous waste. As a result, we will not be subject to many of RCRA’s requirements because its operations will probably generate minimal quantities of hazardous wastes.

CERCLA, also known as “Superfund”, imposes liability, without regard to fault or the legality of the original act, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment. These persons include:

-	the “owner” or “operator” of the site where hazardous substances have been released, and
-	companies that disposed or arranged for the disposal of the hazardous substances found at the site.

CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In the course of our ordinary operations, we could generate waste that may fall within CERCLA’s definition of a “hazardous substance”. As a result, We may be liable under CERCLA or under analogous state laws for all or part of the costs required to clean up sites at which such wastes have been disposed.

Under such law we could be required to:

-	remove or remediate previously disposed wastes, including wastes disposed of or released by prior owners or operators,
-	clean up contaminated property, including contaminated groundwater, or
-	perform remedial plugging operations to prevent future contamination.

We could also be subject to other damage claims by governmental authorities or third parties related to such contamination.

While the foregoing regulations appear extensive, we believes that because it will initially be drilling and operating one oil or gas well, compliance with the foregoing regulations will not have any material adverse affect upon us. Further, we believe we will only spend minimal amounts of money to comply therewith in connection with its one proposed well.

Company’s Office

The Company’s offices are located at 3414 Pino Circle, Las Vegas, Nevada 89121 and our telephone number is (702) 738-8614.  This is the home of Barry Underhill.  We use approximately 100 square feet on a rent free basis.

Employees

The Company is a development stage company and currently has no employees other than its Officers and Directors.

MANAGEMENT

Officers and Directors

Our directors serve until their successor is elected and qualified. Our officers are elected by the board of directors to a term of one (1) year and serves until their successor is duly elected and qualified, or until they are removed from office. The board of directors has no nominating, auditing or compensation committees.

The names, addresses, ages and positions of our present officers and directors are set forth below:

Name and Address	Age	Position(s)
Barry Underhill	44	President, Principal Executive Officer, Principal
3414 Pino Circle		Accounting Officer, Secretary, Principal Financial
Las Vegas, Nevada 89121		Officer, and a Member of the Board of Directors

Hui Deng	31	Treasurer and a Member of the Board of
19-3-9		Directors
Ling Yun Er Jie, Sha He Kou Qu
DaLian, Liao Ning, China

The people named above have held their offices/positions since inception of our company and are expected to hold their offices/positions until the next annual meeting of our stockholders.

Background of Officers and Directors

Barry Underhill - President, Principal Executive Officer, Secretary, Principal Financial Officer, Principal Accounting Officer and a member of the Board of Directors

    Since April 4, 2011, Barry Underhill has been our president, principal executive officer, principal financial officer, principal accounting officer and a member of our board of directors and since August 3, 2012 has been our secretary.  Since December 2005, Mr. Underhill has been a director of Abington Resources Ltd. (formerly, Abington Ventures Inc.), which is focused on the acquisition, exploration and development of oil and gas and mineral properties, particularly precious metals.  Abington Resources Ltd. is publicly traded on the TSX Venture Exchange under the symbol “ABL”.  Since April 2012, Mr. Underhill has been their chief executive officer and president.  Since October 2009, he has been a director for Hellix Ventures Inc.  Hellix Ventures Inc. is a natural resource company with a focus on identification, acquisition, exploration and development of gold and silver properties in North America.  Helix Ventures Inc. is a reporting issuer in British Columbia and Alberta, Canada and its shares are listed for trading on the TSX Venture Exchange under the symbol “HEL”.    Mr. Underhill was formerly a licensed insurance salesperson and licensed stockbroker in Canada.

Hui Deng - Treasurer and a member of the Board of Directors

    Since April 4, 2011, Hui Deng has been our treasurer and a member of the board of directors.  Ms. Deng was our secretary from April 4, 2011 to August 3, 2012.  She resigned as our secretary on August 3, 2012 as a result of her inability to perform her duties as our secretary from China.  From June 2010 to August 2011, Hui Deng was the secretary, treasurer and a member of the board of directors for MultiPlayer Online Dragon Inc., a publicly trading company under the symbol “MYDR”.  Since September 2004, Ms. Deng has been self employed marketing consultant focusing on Internet advertising and marketing in China.

During the past ten years, Mr. Underhill and Ms. Deng have not been the subject of the following events:

1.
A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.	Convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.
The subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities;

i)
Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator,  floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii)	Engaging in any type of business practice; or
iii)	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.
The subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph 3.i in the preceding paragraph or to be associated with persons engaged in any such activity;

5.
Was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6.
Was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.
Was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i)	Any Federal or State securities or commodities law or regulation; or
ii)
Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or

iii)	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.
Was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29)), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Conflicts of Interest

We believe Mr. Underhill or Ms. Deng will not be subject to conflicts of interest, since we will not acquire any additional properties which Mr. Underhill and Ms. Deng own any interest, directly or indirectly.  No policy has been implemented or will be implemented to address conflicts of interest.

EXECUTIVE COMPENSATION

The following table sets forth information with respect to compensation paid by us to our officers for the last two fiscal years.

Summary Compensation Table
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
							Change in
							Pension
							Value &
						Non-Equity	Nonqualified
						Incentive	Deferred	All
				Stock	Option	Plan	Compensation	Other
Name and Principal		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Totals
Position	Year	($)	($)	($)	($)	(S)	($)	($)	($)
Barry Underhill	2011	0	0	0	0	0	0	0	0
President, Secretary,	2010	0	0	0	0	0	0	0	0
CEO & CFO

Hui Deng	2011	0	0	0	0	0	0	0	0
Treasurer	2010	0	0	0	0	0	0	0	0

As of the date hereof, we have not entered into an employment contract with our officers and do not intend to enter into any employment contracts until such time as it profitable to do so.

As of May 22, 2012, we have not paid any compensation to our officers.

The following table sets forth information with respect to compensation paid by us to our directors during the last completed fiscal year. Our fiscal year end is December 31.

Director Compensation Table
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Change in
Pension
	Fees				Value and
	Earned			Non-Equity	Nonqualified
	or			Incentive	Deferred	All
	Paid in	Stock	Option	Plan	Compensation	Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Barry Underhill	0	0	0	0	0	0	0
Hui Deng	0	0	0	0	0	0	0

All compensation received by our officers and directors has been disclosed.

There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers and directors.

We have no plans to pay any salaries to anyone until mineralized material is discovered and we begin selling the same.

As of May 22, 2012, we have not paid any compensation to our directors.

Long-Term Incentive Plan Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors

Our directors do not receive any compensation for serving as a member of the board of directors.

Indemnification

Under our Bylaws, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorney’s fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to directors or officers under Nevada law, we are informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of the date of this prospectus, the total number of shares owned beneficially by our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The table also reflects what their ownership will be assuming completion of the sale of all shares in this offering. The stockholders listed below have direct ownership of their shares.

			Percentage of
		Number of Shares	Ownership
	Number of	After Offering	After the Offering
Name and Address	Shares Before	Assuming all of the	Assuming all of the
Beneficial Ownership [1]	The Offering	Shares are Sold	Shares are Sold
Barry Underhill	5,000,000	5,000,000	35.71%
3414 Pino Circle
Las Vegas, Nevada 89121

Hui Deng	5,000,000	5,000,000	35.71%
19-3-9
Ling Yun Er Jie, Sha He Kou Qu
DaLian, Liao Ning, China

All Officers and Directors	10,000,000	10,000,000	71.42%
as a Group (2 people)

[1]	The people named above are “promoters” as defined in the Securities Exchange Act of 1934. Mr. Underhill and Ms. Deng are our only promoters.

DESCRIPTION OF SECURITIES

Common Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.00001 per share. The holders of our common stock:

*	have equal ratable rights to dividends from funds legally available if and when declared by our board of directors;
*	are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
*	do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
*	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors. After this offering is completed, our present stockholders will own approximately 71.42% of our outstanding shares.

Cash Dividends

As of the date of this prospectus, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions.  We intend to seek properties that are within or offsetting proven producing oil and natural gas fields and that have the potential, if successful, to generate cash distributions to our investors equal to 100% of their capital contributions within three years after the end of the offering period.

Preferred Stock

We are authorized to issue 100,000,000 shares of preferred stock with a par value of $0.00001 per share. The terms of the preferred shares are at the discretion of the board of directors. Currently no preferred shares are issued and outstanding.

Anti-Takeover Provisions

There are no Nevada anti-takeover provisions that may have the affect of delaying or preventing a change in control. 78.378 through 78.3793 of the Nevada Revised Statutes relates to control share acquisitions that may delay to make more difficult acquisitions or changes in our control, however, they only apply when we have 200 or more stockholders of record, at least 100 of whom have addresses in the state of Nevada appearing on our stock ledger and we do business in this state directly or through an affiliated corporation. Neither of the foregoing events seems likely will occur. Currently, we have no Nevada shareholders and since this offering will not be made in the state of Nevada, no shares will be sold to Nevada residents. Further, we conduct business in Nevada directly or through an affiliate corporation and we do not intend to do business in the state of Nevada in the future. Accordingly, there are no anti-takeover provisions that have the affect of delaying or preventing a change in our control.

Reports

After we complete this offering, we will not be required to furnish you with an annual report. Further, we will not voluntarily send you an annual report. We will be required to file reports with the SEC under section 15(d) of the Securities Act. The reports will be filed electronically. The reports we will be required to file are Forms 10-K, 10-Q, and 8-K. You may read copies of any materials we file with the SEC at the SECs Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that will contain copies of the reports we file electronically. The address for the Internet site is www.sec.gov.

Stock Transfer Agent

Our stock transfer agent for our securities will be Island Stock Transfer, 100 Second Avenue S., Suite 104N, St. Petersburg, Florida 33701.  Their telephone number is (727) 289-0010.

CERTAIN TRANSACTIONS

In April 2011, we issued 5,000,000 shares of restricted common stock to Barry Underhill and 5,000,000 restricted shares of common stock to Hui Deng, our officers and directors, in consideration of $1,000 each.

Barry Underhill has advanced us $17,155.00 in order to cover the costs of this public offering.

We use approximately 10 square feet of space at Mr. Underhill’s office for our operations on a rent free basis.

Mr. Underhill and Ms. Deng are our only promoters.   They will not receive anything of value from us, directly or indirectly, in their capacity as promoters other than as disclosed in this prospectus.

LITIGATION

We are not a party to any pending litigation and none is contemplated or threatened.

EXPERTS

Our audited financial statements for the period from inception to December 31, 2011, included in this prospectus have been audited by Michael T. Studer CPA P.C., Independent Public Accountant, 18 East Sunrise Highway, Suite 311, Freeport, New York 11520 as set forth in its report included in this prospectus. Its report is given upon its authority as experts in accounting and auditing.

LEGAL MATTERS

The Law Office of Conrad C. Lysiak, P.S., 601 West First Avenue, Suite 903, Spokane, Washington 99201, telephone (509) 624-1475 has passed on the legality of the shares of common stock being sold in this offering.

FINANCIAL STATEMENTS

Our fiscal year end is December 31. We will provide audited financial statements to our stockholders on an annual basis.  The financial statements will be audited by Michael T. Studer CPA P.C., Independent Public Accountant, 18 East Sunrise Highway, Suite 311, Freeport, New York 11520.

Our unaudited financial statements for the quarter ended March 31, 2012 and audited financial statements from inception to December 31, 2011, immediately follow:

Index to Financials

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Altona Resources Inc.

I have audited the accompanying balance sheet of Altona Resources Inc. (the “Company”) as of December 31, 2011 and the related statements of operations, stockholders’ deficiency, and cash flows for the period April 4, 2011 (inception) to December 31, 2011. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Altona Resources Inc. as of December 31, 2011 and the results of their operations and cash flows for the period April 4, 2011 (inception) to December 31, 2011 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s present financial situation raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MICHAEL T. STUDER, CPA, P.C.
Michael T. Studer, CPA, P.C.

Freeport, New York
June 4, 2012

Index to Financials

Altona Resources Inc.
(A Development Stage Company)
Balance Sheets
(Expressed in US Dollars)

	March 31,	December 31,
	2012	2011
	(Unaudited)

ASSETS

Current Assets
Cash	$1,769	$1,772
Total Current Assets	1,769	1,772
Deferred offering costs	15,000	15,000
Total Assets	$16,769	$16,772

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

Current Liabilities
Accounts payable and accrued liabilities	$8,600	$6,800
Due to related party	17,155	17,155
Total current liabilities	25,755	23,955
Stockholders’ Deficiency
Common stock, $0.00001 par value
Authorized: 200,000,000 shares
Issued and outstanding:
10,000,000 and 10,000,000 common shares, respectively	100	100
Additional paid-in capital	1,900	1,900
Deficit accumulated during
the development stage	(10,986)	(9,183)
Total stockholders’ deficiency	(8,986)	(7,183)
Total Liabilities and Stockholders’ Deficiency	$16,769	$16,772

See notes to financial statements.

Index to Financials

Altona Resources Inc.
(A Development Stage Company)
Statements of Operations
(Expressed in US Dollars)

		Period from	Period from
	Three months	inception, April	inception, April
	ended	April 4, 2011 to	April 4, 2011 to
	March 31,	December 31,	March 31,
	2012	2011	2012
	(Unaudited)		(Unaudited)

Revenue
Revenue	$-	$-	$-
Total Revenue	-	-	-

Expenses
General and administrative	1,803	9,183	10,986
Total Costs and Expenses	1,803	9,183	10,986
Net Loss	$(1,803)	$(9,183)	$(10,986)

Net Loss per share
Basic and diluted	$(0.00)	$(0.00)	$(0.00)

Number of common shares used to
compute loss per share
Basic and Diluted	10,000,000	10,000,000	10,000,000

See notes to financial statements.

Index to Financials

Altona Resources Inc.
(A Development Stage Company)
Statements of Stockholders’ Deficiency
For the period April 4, 2011 (inception) to March 31, 2012
(Expressed in US Dollars)

				Deficit
	Common Stock,		Additional	Accumulated	Total
	$0.00001 Par Value		Paid-in	During the	Stockholders’
	Shares	Amount	Capital	Development Stage	Deficiency

Balance, April 4, 2011 (Date of Inception)	-	$-	$-	$-	$-
Shares sold at $0.0002 per share
on October 4, 2011	10,000,000	100	1,900	-	2,000
Net loss for the period April 4, 2011 (Inception)
to December 31, 2011	-	-	-	(9,183)	(9,183)
Balance, December 31, 2011	10,000,000	100	1,900	(9,183)	(7,183)

Unaudited:

Net loss for the three months
ended March 31, 2012	-	-	-	(1,803)	(1,803)
Balance, March 31, 2012	10,000,000	$100	$1,900	$(10,986)	$(8,986)

See notes to financial statements.

Index to Financials

Altona Resources Inc.
(A Development Stage Company)
Statements of Cash Flows
(Expressed in US Dollars)

		Period from	Period from
	Three months	inception, April	inception, April
	ended	April 4, 2011 to	April 4, 2011 to
	March 31,	December 31,	March 31,
	2012	2011	2012
	(Unaudited)		(Unaudited)

Cash Flows from Operating Activities
Net loss	$(1,803)	$(9,183)	$(10,986)
Changes in operating assets and liabilities
Accounts payable and accrued liabilities	1,800	6,800	8,600
Net cash provided by (used for) operating activities	(3)	(2,383)	(2,386)
Cash Flows from Financing Activities
Loans from related party	-	17,155	17,155
Proceeds from sales of common stock	-	2,000	2,000
Offering cost paid	-	(15,000)	(15,000)
Net cash provided by financing activities	-	4,155	4,155
Increase in cash	(3)	1,772	1,769

Cash, beginning of period	1,772	-	-

Cash, end of period	$1,769	$1,772	$1,769

Supplemental disclosures of cash flow information:
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

See notes to financial statements.

Index to Financials

ALTONA RESOURCES INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
For the Period From Inception April 4, 2011 to
December 31, 2011, For the Three Months Ended
March 31, 2012 (Unaudited), and For the Period From
Inception April 4, 2011 to March 31, 2012 (Unaudited)
(Expressed in US Dollars)

1.         OPERATIONS

Organization

The Company was incorporated in the State of Nevada on April 4, 2011. The Company is an Exploration Stage Company as defined by Accounting Standards Codification (“ASC”) Topic 915, “Development Stage Entities”. The Company’s plan of operations anticipates purchasing at least one oil and gas lease. There is no assurance we will ever be able to acquire an oil and gas lease or if we do acquire an oil and gas lease, that the oil and gas lease will produce any oil or gas.

Going Concern

The accompanying financial statements have been prepared on a “going concern” basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. At March 31, 2012, the Company had cash of $1,769 and a negative working capital and stockholders’ deficiency of $8,986. Further, the Company has incurred a net loss of $10,986 for the period from April 4, 2011 (inception) to March 31, 2012. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company plans to conduct a public offering of up to 4,000,000 shares of common stock at a price of $0.05 per share or $200,000 (minimum of 2,000,000 shares or $100,000). However, there is no assurance that the offering will be completed.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

a)         Cash

Cash consists of cash on deposit with a high quality major financial institution.

Index to Financials

ALTONA RESOURCES INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
For the Period From Inception April 4, 2011 to
December 31, 2011, For the Three Months Ended
March 31, 2012 (Unaudited), and For the Period From
Inception April 4, 2011 to March 31, 2012 (Unaudited)
(Expressed in US Dollars)

b)         Use of Estimates and Assumptions

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c)         Financial Instruments

The carrying values of the Company’s financial instruments, consisting of cash, accounts payable and accrued liabilities, and due to related party, approximate their fair value because of the short maturity of these instruments.

d)         Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with ASC 740, “Income Taxes”. This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

e)         Foreign Currency Translation

The Company’s reporting and functional currency is the U.S. dollar. Non-U.S. dollar transactions are translated at the exchange rate prevailing at the time of the transaction. Non-U.S. dollar monetary assets and liabilities are translated at period-end exchange rates and exchange gains and losses are reflected in operations.

f)          Basic and Diluted Net Loss per Share

The Company reports net loss per share in accordance with ASC 260, “Earnings per Share”. Basic net loss per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed using the weighted average number of shares of common stock and potentially dilutive securities outstanding during the periods (none for the periods presented). The Company has no stock option plan and has not issued any warrants or other potentially dilutive securities.

Index to Financials

ALTONA RESOURCES INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
For the Period From Inception April 4, 2011 to
December 31, 2011, For the Three Months Ended
March 31, 2012 (Unaudited), and For the Period From
Inception April 4, 2011 to March 31, 2012 (Unaudited)
(Expressed in US Dollars)

g)         Deferred Offering Costs

Deferred offering costs consist of legal fees paid to a law firm to prepare a registration statement on Form S-1 in connection with the Company’s planned public offering of securities (see note 6). If the offering is successfully completed, the costs will be charged to additional paid in capital. If the offering is not successfully completed, the costs will be charged to operations.

3.         DUE TO RELATED PARTY

At March 31, 2012, the Company is indebted to the President of the Company for cash and other advances of $17,155. The amounts are unsecured, non-interest bearing and are due on demand.

4.         COMMON STOCK

On October 4, 2011, the Company sold a total of 10,000,000 shares of common stock to its president and a director (5,000,000 shares each) at a price of $0.0002 per share for cash proceeds of $2,000.

The Company has no stock option plan and has not issued any warrants or other potentially dilutive securities.

5.         INCOME TAXES

The provision for (benefit from) income taxes differs from the amount computed by applying the statutory United States federal income tax rate of 35% to income (loss) before income taxes. The sources of the difference follow:

Cumulative
		Period From	during the
	Three months	Inception	development stage
	ended	April 4, 2011 to	(April 4, 2011 to
	March 31, 2012	December 31, 2011	March 31, 2012)
Expected tax at 35%	$(631)	$(3,214)	$(3,845)
Increase in valuation allowance	631	3,214	3,845
Income tax provision	$-	$-	$-

Index to Financials

ALTONA RESOURCES INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
For the Period From Inception April 4, 2011 to
December 31, 2011, For the Three Months Ended
March 31, 2012 (Unaudited), and For the Period From
Inception April 4, 2011 to March 31, 2012 (Unaudited)
(Expressed in US Dollars)

Significant components of the Company’s deferred income tax assets are as follows:

	March 31, 2012	December 31, 2011
Net operating loss carryforward	$3,845	$3,214
Less valuation allowance	(3,845)	(3,214)

Income tax provision	$-	$-

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. At March 31, 2012, the Company has a net operating loss carryforward of $10,986, which $1,803 expires in year 2032 and $9,183 expires in year 2031.  Pursuant to ASC 740, the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.  At March 31, 2012, the valuation allowance established against the deferred tax asset was $3,845.

6.         COMMITMENTS AND CONTINGENCIES

Planned Public Offering

On September 19, 2011, the Company executed an engagement letter agreement with its law firm to prepare and file a Form S-1 registration statement with the SEC in connection with the Company’s planned public offering. The agreement provides for total payments of $25,000 to the law firm, $15,000 upon execution of the agreement ($15,000 was paid September 19, 2011) and the balance when the Form S-1 registration statement is declared effective by the SEC.

Until November 11, 2012, ninety days after the date of this prospectus, all dealers effecting transactions in our registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.